OPTION AGREEMENT

BETWEEN:

EMCO Corporation SA

and

Grandview Gold Inc.

Made Effective as of October 30, 2006

TABLE OF CONTENTS

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OPTION AGREEMENT

THIS AGREEMENT made effective as of the 26th day of January, 2006.

B E T W E E N:

EMCO Corporation SA a corporation incorporated under the laws of the Panama

(hereinafter called "**EMCO**")

OF THE FIRST PART,

- and -

GRANDVIEW GOLD INC., a corporation incorporated under the laws of the Province of Ontario, Canada

(hereinafter called "**Grandview**")

OF THE SECOND PART.

THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, conditions and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.01 Definitions

Where used or referred to in this Agreement:

"**Affiliate**" has the meaning assigned to it in the *Canada Business Corporations Act*, as amended;

"**Assets**" means the Property, Products and all other tangible and intangible personal property now or hereafter held for the benefit of the parties hereunder by EMCO (until such time as Grandview has complied with all provisions of this Agreement at which time Grandview will hold a 60% interest and EMCO will hold a 40% interest in the Assets);

"**Budget**" means a detailed estimate of all costs to be incurred by the parties with respect to a Program and "**Budgetary Period**" means the Budgetary Period established in a Program and Budget;

"**Costs**" means all items of outlay and expense whatsoever with respect to Operations;

"**Effective Date**" means January 26, 2006, being the date on which the Letter of Intent was accepted by Grandview and EMCO;

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"Expenditures" means all direct expenses of or incidental to Operations together with any and all costs, fees and expenses which may be paid to obtain feasibility, engineering or other studies or reports on or with respect to the Property. There shall be added to and included in "Expenditures" reasonable charges by Grandview for services provided in connection with Operations by geologists in the employment of Grandview and reasonable charges for machinery, tools, equipment and camp facilities owned by Grandview and used or employed in Operations;

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits or Products. Exploration may include all activities undertaken through to the completion of a Feasibility Study, if any, but shall not include construction of milling or processing facilities or commencement of commercial mining operations on the Property;

"Interest" means a party's interest in this Agreement;

"Joint Venture" means the joint venture which may be formed by the parties pursuant to Article 8;

"Joint Venture Agreement" means the joint venture agreement to be negotiated and entered into by the parties in good faith and on commercially reasonable terms (including those terms contained in this Agreement);

"Letter Of Intent" means the agreement resulting from the letter from Grandview dated January 26, 2006 and accepted by EMCO;

"Mining" means the mining, extracting, producing, handling, milling, beneficiation or other processing of Products;

"Operations" includes any and every kind of work and activity directed toward ascertaining the existence, location, quantity, quality or commercial value of minerals, including without limitation diamonds, which Grandview in its sole discretion elects to do or to have done on or in respect of the Property or the products derived therefrom and all expenditures in respect of or incidental to such work;

"Operator" means Grandview unless the circumstances provided for in Section 8.01(c) exist in which case EMCO shall become the Operator;

"Option" means the option granted by EMCO to Grandview to acquire a 60% undivided interest in the Property, as provided in Article 3 hereof;

"Prime Rate" means at any particular time the annual rate of interest announced from time to time by Royal Bank of Canada, main branch, Toronto, Ontario as a reference rate then in effect for determining floating rates of interest on Canadian dollar loans made in Canada and as to which from time to time a certificate of an officer of the said bank shall be conclusive evidence;

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"Products" means all ores, minerals and mineral resources produced from the Property under this Agreement including, without limitation, diamonds;

"Program" means a description in reasonable detail of the scope, direction and nature of the Operations to be conducted and objectives to be accomplished by the Operator for a year or any other reasonable period;

"Property" means those mining claims and leases described in **Schedule A** and all mining claims and leases which may replace the same and all other interests in real property which are acquired and held subject to this Agreement;

"Transfer" means sell, grant, assign, encumber, pledge or otherwise commit or dispose of;

"Underlying Agreements" means the agreements between EMCO and 1544230 Ontario Inc. including those listed in **Schedule B** hereto and any amendments thereto from time to time;

"Underlying Royalties" means the net smelter return royalty of 1½% in favour of 1544230 Ontario Inc. provided for in the Underlying Agreements;

"Underlying Vendor" means 1544230 Ontario Inc.; and

"Vesting Date" shall have the meaning given to it in Article 8 hereof.

1.02 Interpretation

For all purposes of this Option Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) **"this Agreement"** means this Option Agreement as it may from time to time be supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(b) all references in this Agreement to designated **"Articles"**, **"Sections"** and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

(c) the words **"herein"**, **"hereof"** and **"hereunder"** and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(d) the headings of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to interpret, define or limit the scope, extent or intent of this Agreement or any provisions hereof;

(e) the words **"including"**, when following any general statement, term or matter, shall not be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar

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items or matters, whether or not non-limiting language (such as **"without limitation"** or **"but not limited to"** or words of a similar import) is used with reference thereof but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(f) words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa.

1.03 Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of the Canada.

1.04 Time of Essence

Time is of the essence of this Agreement.

1.05 Modification

No modification of this Agreement shall be valid unless made in writing and duly executed by the parties.

1.06 Waiver

The failure of a party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that party's right thereafter to enforce any provision or exercise any right.

1.07 Interpretation and Severability

In the event that any condition, covenant or other provision of this Agreement is held to be invalid or void by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Agreement and shall in no way affect any other condition, covenant or other provision of this Agreement. If such condition, covenant or other provision shall be deemed invalid due to its scope or breadth, such condition, covenant or other provision shall be deemed valid to the extent of the scope or breadth permitted by law.

1.08 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of Ontario and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

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1.09 Schedules

The following are the schedules incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule "A" – Property
Schedule "B" – Underlying Agreements

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.01 Representations and Warranties of EMCO

EMCO represents and warrants to Grandview as follows:

(a) that it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(b) that it will not breach any other agreement or arrangement by entering into or performing this Agreement.;

(c) that this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms;

(d) that no consent or approval of any third party (including 1544230 Ontario Inc.) or governmental agency is required for the execution, delivery or performance of this Agreement or the transfer or acquisition by Grandview of any interest whatsoever in the Assets;

(e) EMCO has complied with and is not in default of any terms of the Option Agreement dated March 9, 2005, between EMCO and 1544230 Ontario Inc.;

(f) EMCO owns and possesses and has good and marketable title to the Property, subject to a final payment of $6,000.00 to 1544230 Ontario Inc., free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever other than the Underlying Royalties and, without limiting the generality of the foregoing, EMCO has not entered into and there are not any agreements or options to grant or convey any interest in the Property or to pay any royalties with respect to the Property except as aforesaid;

(g) the claims comprised in the Property have been duly and validly staked, located and recorded pursuant to all applicable laws and regulations in the Province Ontario and are in good standing and the information in **<u>Schedule A</u>** is accurate and no person has protested and to the best of EMCO's knowledge there is no basis for protesting the recording of any such claims;

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(h) to the knowledge of EMCO there is no adverse claim or challenge against or to the ownership of or title to any of the mineral claims and other interests comprising the Property, nor to the best of EMCO's knowledge is there any basis therefor or interest therein;

(i) there are no writs, injunctions, orders or judgments outstanding, no law suits, claims, proceedings or investigations pending or threatened, relating to the use, maintenance or operation of the Property, whether related to environmental, archaeological or similar matters, or otherwise, nor, to EMCO's knowledge, is there any basis for any such law suits, claims, proceedings or investigations being instituted or filed;

(j) EMCO does not own or have any interest in any of the property that is adjacent to or contiguous with any Property; and

(k) all taxes, rates or other levies of every nature and kind heretofore levied against the Property have been fully paid and satisfied.

The representations and warranties contained in this Section 2.01 are provided for the exclusive benefit of Grandview and a breach of any one or more of them may be waived by Grandview in writing in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

2.02 Representations and Warranties of Grandview

Grandview represents and warrants to EMCO as follows:

(a) that it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(b) that it will not breach any other agreement or arrangement by entering into or performing this Agreement;

(c) that this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; and

(d) that no consent or approval of any third party or governmental agency is required for the execution, delivery or performance of this Agreement or the transfer or acquisition of any interest in the Assets.

The representations and warranties contained in this Section 2.02 are provided for the exclusive benefit of EMCO and a breach of any one or more of them may be waived by EMCO in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

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2.03 Survival of Representations and Warranties

The representations and warranties contained in this Article 2 will not merge in the Joint Venture Agreement and shall survive the execution and delivery of the Joint Venture Agreement and shall continue in full force and effect.

2.04 Disclosure

Each of the parties represents and warrants to the other that it is unaware of any material facts or circumstances which have not been disclosed in this Agreement, which should be disclosed to the other party in order to prevent the representations in this Article 2 from being materially misleading.

2.05 Covenants

Each of the parties will from time to time give prompt notice to the other of any notice of default, lawsuit, proceeding, action or damages of which it becomes aware and which might affect it, the Assets or the title of any party to the Property.

ARTICLE 3
OPTION

3.01 Grant of Option

EMCO hereby grants to Grandview the sole and exclusive right and option exercisable in the manner described herein, to acquire a 60% undivided interest in the Property, free and clear of all liens, charges, encumbrances, security interests and adverse claims, except for and subject to a proportionate responsibility for the Underlying Royalties.

3.02 Entry on Property

EMCO hereby grants to Grandview, its servants, agents and independent contractors, the sole, exclusive and irrevocable right and option to:

(a) enter upon and have immediate access to the Property;

(b) carry out Operations on the Property as Grandview may in its sole discretion determine;

(c) bring and install on the Property and remove from time to time such buildings, plant, machinery, equipment, tools, appliances and supplies as Grandview may deem necessary; and

(d) remove from the Property reasonable quantities of rocks, ores, minerals and metals and to transport the same for the purpose of sampling, testing and assaying.

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3.03 Transfer of Property

Upon Grandview acquiring a 60% undivided interest in the Property upon exercising the Option pursuant to Section 3.01, EMCO shall, as soon as practicable, deliver to Grandview duly executed transfers of the Property in immediately recordable form in favour of Grandview, free and clear of all liens, charges, encumbrances, securities interests and adverse claims. Grandview will as soon as possible record all transfers contemplated by this section 3.03 at its own cost with the appropriate government office to effect legal transfer of the Property into the name of Grandview, provided that Grandview shall hold the Property subject to the terms of the Joint Venture Agreement.

3.04 Deficiencies in Title

If EMCO's title to the Property is now or at any time hereafter deficient, defective or encumbered in any way, such deficiency, defect or encumbrance may be remedied or removed by Grandview in which event the cost and related expenses thereof may at Grandview's option be (i) deducted from any amounts or payments which may be or become due or payable to EMCO hereunder or to EMCO under the Joint Venture Agreement; (ii) may be credited against the Expenditures contemplated by Article 4; (iii) or at Grandview's option may be recovered from EMCO. The provisions hereof will not merge upon execution of the Joint Venture Agreement.

ARTICLE 4
PAYMENTS AND EXPENDITURES

4.01 Underlying Vendor Payments

EMCO acknowledges and agrees that the sum of $146,000 has previously been paid by Grandview to the Underlying Vendor and that all payments required pursuant to the Underlying Agreement have been made.

4.02 Option Expenditures

In order to exercise the Option, Grandview acknowledges that it must incur Expenditures of not less than $250,000 on or before August 31, 2007. The parties hereto confirm that as of the date of this Agreement, Grandview has already incurred Expenditures totalling $26,620.

4.03 Underlying Vendor Shares

Grandview hereby warrants and represents that is has delivered or will deliver subject to approval of Toronto Stock Exchange and compliance with all relevant securities legislation, as the case may be, to the Underlying Vendor certificates representing the following number of common shares (such common shares representing the balance of the 200,000 shares issuable under the Underlying Agreements):

(i) 55,000 common shares of Grandview on signing this Agreement;

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(ii) 30,000 common shares of Grandview on July 11, 2007;

(iii) 30,000 common shares of Grandview on July 11, 2008; and

(iv) 200,000 warrants to purchase Grandview stock at an exercise price of ~~$1.75~~ $1.40 per share which will expire 36 months from date of issue.

EMCO may, at its sole discretion, deliver all or any portion of the shares and/or warrants to Equitable Mining Corp. (formerly known as Equitable Life Investments), prior to the Vesting Date of the Joint Venture agreement if and only if Equitable Mining Corp. agrees in writing to be bound by the terms of this Agreement.

ARTICLE 5
PERFORMANCE OF WORK

5.01 Standard of Care

In exercising its rights under Section 3.02, Grandview shall keep the Property free from liens, maintain insurance with such limits and deductibles as would normally be maintained by a reasonably prudent operator in the circumstances, comply with all applicable laws, rules and regulations and carry out Operations in a good and workmanlike manner in accordance with generally accepted mining practice and, without limiting the generality of the foregoing, keep the site of any drilling and camp areas free from accumulation of waste materials, rubbish or garbage. The value of all work performed hereunder shall be recorded under applicable legislation for assessment credit against the Property to the greatest extent possible, except as the parties may otherwise agree.

5.02 Indemnification

Grandview shall indemnify and hold harmless EMCO and its directors, officers, employees, agents and representatives from and against all claims, debts, demands, suits, actions and causes of action whatsoever, and all losses, damages, fines, penalties, liabilities including without limitation environmental liabilities, costs and expenses (including legal expenses) whatsoever, which may be brought, made against, suffered or incurred by it arising out of or in connection with or in any way referable to, whether directly or indirectly, the entry on, presence on, or activities on the Property or the approaches thereto by Grandview or its servants or agents, including without limitation bodily injuries or death at any time resulting therefrom or damage to Property, unless due to the acts or omissions of EMCO or its servants or agents.

5.03 Access to Property and Data

EMCO shall at all reasonable times have access to the Property and to the technical data pertaining to the Property on reasonable notice to Grandview, provided that EMCO shall not interfere with Grandview's operations hereunder. Grandview will provide summary reports to EMCO on the results obtained from Operations within 30 days following each calendar month.

ARTICLE 6
VESTING OF INTEREST

6.01 Exercise of Option

Upon Grandview making the payments referred to in Section 4.01 in favour of the Underlying Vendor and incurring the Expenditures referred to in Section 4.02 in each case in the time contemplated thereby, Grandview shall without any further payment or action be deemed to have exercised the Option and it will thereupon acquire and be deemed to have acquired and be vested with a 60% undivided right, title and interest in the Property free and clear of all liens, charges, encumbrances, security interests and adverse claims other than a proportionate responsibility for the Underlying Royalties.

ARTICLE 7
TERMINATION

7.01 Termination of Agreement

This Agreement, except for Sections 5.02 and 7.02, shall forthwith terminate:

(a) upon Grandview giving written notice to EMCO in accordance with Section 11.01;

(b) upon the failure of Grandview to incur any of the Expenditures referred to in Section 4.02 by the dates specified therein and EMCO has given written notice to Grandview of the failure in accordance with Subsection 7.01(c) below; and

(c) upon the expiration of thirty (30) days after service of notice to Grandview in writing by EMCO of a breach by Grandview of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

7.02 Obligations of Grandview on Termination

If this Agreement is terminated pursuant to Section 7.01, Grandview shall:

(a) leave in good standing for a period of at least one hundred and eighty (180) days from the date on which this Agreement is terminated under Section 7.01, those mineral claims comprised in the Property that are in good standing on the date hereof and any other mineral claims comprised in the Property that Grandview brings into good standing after the date hereof;

(b) within 90 days deliver to EMCO copies of all of the technical reports, maps, plans, photographs and drill logs of Grandview relating to the Property, provided that Grandview does not make nor is required to make any representation or warranty concerning the accuracy or completeness thereof;

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(c) within 180 days remove from the Property any machinery, buildings, structures, facilities, equipment and all other property of every nature and description erected, placed or situated thereon by Grandview; any property not so removed at the end of the one year period shall at the option of EMCO become the property of EMCO; and

(d) within one hundred and eighty (180) days leave the working and camp site in a clean and environmentally acceptable condition.

ARTICLE 8
FORMATION OF JOINT VENTURE

8.01 Joint Venture

Upon Grandview incurring or causing to be incurred, the Expenditures referred to in Section 4.02, in the time contemplated thereby, and having exercised the Option, Grandview shall be vested with a 60% undivided interest in the Property pursuant to Section 6.01 as of the date (the "**Vesting Date**") on which Grandview incurred the Expenditures referred to in Section 4.02 and Grandview and EMCO shall have formed a joint venture and shall be be deemed to have associated themselves into a joint venture on the terms and conditions contained in the Joint Venture Agreement to be negotiated and entered into in good faith and on commercially reasonable terms (including those terms contained in this Agreement) by the parties including the following:

(a) Grandview shall prepare and provide to EMCO a proposed Program and Budget, as (the "**First Program and Budget**") within 90 days of the Vesting Date;

(b) Upon formation of the joint venture Grandview and EMCO will be deemed to have contributed funds to an exploration program on the Property in the following amounts:

(i) Grandview $250,000; and

(ii) EMCO $50,000.00;

(c) The agreed value of Grandview's and EMCO's respective initial contributions to the joint venture shall be those amounts contributed by them as outlined in subsection 8.01(b) above;

(d) The initial participating interest of each of Grandview and EMCO under the Joint Venture Agreement shall be as follows:

(i) Grandview 60%; and

(ii) EMCO 40%;

(e) The participating interests of each of Grandview and EMCO shall be modified as follows:

(i) as provided for in Section 8.02, upon an election by either Grandview or EMCO to contribute less to the Program and Budget than the percentage reflected by such parties participating interest;

(ii) as provided for in the Joint Venture Agreement, in the event of default by either Grandview or EMCO in making its agreed upon contribution to the Program and Budget;

(iii) the transfer by either Grandview or EMCO of less that all of such parties participating interest in accordance with the Joint Venture Agreement;

(iv) the acquisition by either Grandview or EMCO of less than all or part of the participating interest of the other party, however arising; or

(v) as otherwise provided for in the Joint Venture Agreement.

(f) EMCO shall, within one hundred and twenty (120) days of receipt of the proposed First Program and Budget from Grandview, elect to either:

(i) accept the proposed First Program and Budget, whereupon EMCO and Grandview shall be deemed to have associated themselves into a joint venture on the terms and conditions contained in the Joint Venture Agreement to be negotiated and entered into in good faith and on commercially reasonable terms (including those terms contained in this Agreement) by the parties; or

(ii) have its participating interest modified in accordance with subsection 8.01(e) hereof.

(g) If Grandview does not provide EMCO with a proposed First Program and Budget within 90 days of the Vesting Date, then EMCO may, at any time before Grandview provides a proposed First Program and Budget, prepare and provide to Grandview its own First Program and Budget (the **"EMCO Program and Budget"**) after which:

(i) unless Grandview approves the EMCO Program and Budget and elects within sixty (60) days of receipt of the EMCO Program and Budget to carry it out as Operator, EMCO shall be entitled to become the Operator as if the EMCO Program and Budget had been approved and accepted by Grandview; and

(ii) EMCO and Grandview shall be deemed to have associated themselves into the Joint Venture Agreement to be negotiated and entered into in good faith and on commercially reasonable terms (including those terms contained in this Agreement) by the parties provided that EMCO shall be the Operator of the joint venture.

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8.02 Reduction in Participating Interest

(a) Each of Grandview and EMCO may elect to contribute to the Program and Budget in some lesser amount than their respective participating interest, or not to contribute at all. Each of Grandview and EMCO shall have the right to elect to participate or not to participate without regard to its vote on the adoption of the Program and Budget. The participating interest of such diluting participant (the "**Diluting Participant**") will be reduced effective as of the date the Program and Budget is commenced (the "**Diluting Date**");

(b) A Diluting Participant's participating interest will be provisionally recalculated effective as of the Diluting Date according to the following formula:

$$\mathbf{R = \frac{REA\ (P)}{REA\ (AP)} X\ 100\%}$$

Where:

R =	The recalculated participating interest of the Diluting Participant.
REA(P) =	The Diluting Participant's equity account (as provided for in the Joint Venture Agreement) immediately prior to the Diluting Date, as adjusted for anticipated debits and credits based on the Program and Budget and Diluting Participant's election as to contributions.
REA(AP) =	The equity account balance (as provided for in the Joint Venture Agreement) for all participants immediately prior to the Diluting Date, as adjusted for anticipated debits and credits based on the Program and Budget and each party's elections as to contributions.

The participating interest of the non-diluting participant shall be increased by the amount of the reduction in the participating interest of the Diluting Participant. The recalculations made under this section will remain subject to any final adjustments to be provided for in subsection 8.02(c);

(c) At the end of each budgetary period, a final recalculation of each of the participant's participating interest shall be made, with the provisional recalculations made under subsection 8.02(b) adjusted to reflect actual debits, credits and contributions made during that period. A Diluting Participant shall retain all of its rights and all of its obligations (except as provided for in subsection 8.02(b) above and such further provisions as may be found in the Joint Venture Agreement);

(d) Either participant that reduces its participating interest pursuant to this Section shall have the right to redeem its position if the actual costs are more than 20% below those set out in the Program and Budget to which such participant had limited its contributions. Otherwise the reduction is final. The Operator shall at least 20 days prior to the management committee meeting (such committee to be established by the Joint Venture Agreement) at which the next subsequent Program and Budget is to be adopted, provide the reducing party a complete

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statement of costs incurred to date and an estimate of costs to be incurred to complete the Program and Budget to which the reducing party did not contribute. If the reducing party has the right to redeem its position as set out herein and wishes to exercise said right then the reducing party shall inform the other party prior to the said meeting of the management committee. A party redeeming its participating interest shall pay the costs it would have paid had it participated to the fullest extent possible in the Program and Budget, plus interest thereon from the date of any expenditure to the date of payment at an annual rate equal to the Prime Rate plus 2%. Payment shall be made by the redeeming party to the other part for the amount which the other party contributed to the Program and Budget, within 30 days of receipt from the other party of an invoice for its share; and

(e) If either party's participating interest falls below 10%, then that party's interest will automatically and instantaneously be converted into a 3% NSR.

ARTICLE 9
TRANSFER OF INTEREST

9.01 General

Prior to the formation of the Joint Venture, each party shall have the right to Transfer to any third party any and/or all of its Interest solely as provided in this Article 9.

9.02 Limitations on Free Transferability

The Transfer right of a party in Section 9.01 shall be subject to the following terms and conditions:

(a) no transferee of all or any part of the Interest of a party shall have any rights hereunder unless and until the transferring party has provided to the other party notice of the Transfer as required by Section 9.03, and the transferee, as of the effective date of the Transfer, has committed in writing to be bound by this Agreement to the same extent as the transferring party;

(b) no transfer permitted by this Article 9 shall relieve the transferring party of any liability, whether accruing before or after such Transfer, which arises herein prior to such Transfer;

(c) if the Transfer is the grant of a security interest by mortgage, deed of trust, pledge, lien or other encumbrance of the Interest of a party to secure a loan or other indebtedness, such security interest shall be subordinate to the terms of this Agreement and the rights and interests of the other party hereunder. Upon any foreclosure or other enforcement of rights in the security interest, the acquiring third party shall be deemed to have assumed the position of the encumbering party with respect to this Agreement and the other party, and it shall comply with and be bound by the terms and conditions of this Agreement.

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9.03 Pre-Emptive Right

Except as otherwise provided in Section 9.04, if either party (the "**Selling Party**") desires to Transfer all or any part of its Interest, the other party (the "**Remaining Party**") shall have a pre-emptive right to acquire such Interest as provided in this Section 9.03:

(a) if the Selling Party intends to Transfer all of its Interest, it shall promptly notify the Remaining Party of its intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the offer or contract for sale. If the consideration for the intended Transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent based upon the fair market value of the non-monetary consideration stated in terms of cash or currency, together with information sufficient to establish the basis for such equivalence. The Remaining Party shall have 30 days from the date such notice is delivered to notify the Selling Party whether it elects to acquire the offered interest for the same consideration or its monetary equivalent in cash or currency, and on the same terms and conditions as set forth in the notice. If the Remaining Party so elects, the Transfer shall be consummated promptly after notice of such election is delivered to the Selling Party;

(b) if the Remaining Party does not so elect within the period provided for in Section 9.03(a), the Selling Party shall have 90 days following the expiration of such period to consummate the Transfer to a third party for the consideration and on terms no less favourable than those offered by it to the Remaining Party in the notice required in Section 9.03(a); and

(c) if the Selling Party fails to consummate the Transfer to a third party within the period set forth in Section 9.03(b), the pre-emptive right of the Remaining Party in such offered Interest shall be deemed to be revived. Any subsequent proposal to Transfer such Interest shall be conducted in accordance with all of the procedures set forth in this Section 9.03.

9.04 Exception to Pre-Emptive Right

Section 9.03 shall not apply to the following:

(a) transfer by any party of all of its Interest to an Affiliate;

(b) corporate consolidation, merger, amalgamation or reorganization of or by any party by which the surviving entity shall possess substantially all of the stock, or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of the party;

(c) the grant by any party of a security interest in its Interest by mortgage, deed of trust, pledge, lien or other encumbrance and any Transfer of such interest by reasons of exercise of the rights granted to the secured party;

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(d) the grant by the parties of an option to a third party as contemplated by Article 11 hereof.

ARTICLE 10
CONFIDENTIALITY

10.01 General

The financial terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the parties and, except as provided in Section 10.02, shall not be disclosed by EMCO or Grandview to any third party or the public without the prior written consent of the other party, which consent shall not be unreasonably withheld. Whenever practical, any announcements, press releases, or public statements shall be issued jointly by the parties. Each party agrees to promptly review any proposed request for disclosure or press release made by the other party.

10.02 Exceptions

The consent required by Section 10.01 shall not apply to a disclosure:

(a) to an Affiliate, consultant, contractor or subcontractor, banker, insurance broker, or surety that has a bona fide need to be informed;

(b) to any third party to whom the disclosing party contemplates assigning any portion of its Interest;

(c) to a governmental agency or to the public which the disclosing party believes in good faith is required by pertinent law or regulation or the rules of any stock exchange; and

(d) in connection with due diligence being required by an agent for a placement or issuance of securities by either party.

In any case to which this Section 10.02 is applicable, the disclosing party shall give notice to the other party prior to making such disclosure. The text of any public announcements or statements including news releases which a party intends to make pursuant to this Section 10.02 shall be made available to the other party prior to publication and such other party shall have the right to make suggestions for changes therein. Unless required by law or regulatory authority, if a party is identified in such public announcement or statement it shall not be released without the consent of such party. As to any disclosure pursuant to Section 10.02(a) or 10.02(b), only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the parties are obligated under this Article 10.

XC. PTS

ARTICLE 11
GENERAL PROVISIONS

11.01 Notice

Any notice or communication required or permitted to be given to any party under this Agreement shall be in writing and may be given by hand delivery to the party or sent by facsimile or by mailing the same by prepaid registered mail, return receipt requested, addressed as follows:

If to EMCO:

EMCO Corp.
404-999 Canada Place
Suite 404
Vancouver B.C. V6C 3E2

Attention: Frank Carrano, President
Facsimile: 212-308-0453

If to Grandview:

Grandview Gold Inc.
360 Bay Street
Suite 500
Toronto ON M5H 2V6

Attention: President
Facsimile: 647-477-2389

With a copy to:

WeirFoulds LLP
The Exchange Tower
Suite 1600, P.O. Box 480
130 King Street West
Toronto ON M5X 1J5

Attention: Wayne T. Egan
Facsimile: 416-365-1876

Any notice or communication sent by registered mail shall be deemed to have been given and received five (5) days after the date of registration in Canada. Any notice or communication sent by facsimile shall be deemed to have been given one (1) day after such notice or communication was sent by the notifying party. Any notice or communication hand delivered shall be deemed to have been given and received on the date of delivery. Any party may change his address for service at any time by notice in writing given as aforesaid to each other party hereto.

AC. PTJ

11.02 Force Majeure

Except for the obligation to make payments when due hereunder, the obligations of a party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonable acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; interference by environmentalists, Natives or Native rights groups or other activists; fire, explosion, earthquake, mudslide, storm, flood, avalanche, sink holes, volcanic eruption, drought or other adverse weather conditions; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors; shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing. The affected party shall promptly give notice to the other party of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected party shall resume performance as soon as reasonably possible.

11.03 Further Assurances

Each of the parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

11.04 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.05 Other Business Opportunities

Except as expressly provided in this Agreement, each party shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Operations, without consulting the other. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture, or operation of any party and no party shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest during the term of this Agreement.

JC. PTB

11.06 No Partnership

Nothing contained in this Agreement shall be deemed to constitute either party, the partner of the other, nor, except as otherwise herein expressly provided, to constitute either party the agent or legal representative of the other, nor to create any fiduciary relationship between them. It is not the intention of the parties to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. Neither of the parties shall have any authority to act for or to assume any obligation or responsibility on behalf of the other, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the parties shall be several and not joint or collective. Each party shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the parties that their ownership of Assets and rights acquired hereunder shall be as tenants-in-common.

11.07 Effect on Letter of Intent

Grandview and EMCO acknowledge and agree that this Agreement supersedes the Letter Agreement in so far as the Letter of Intent sets out the rights and obligations of each of Grandview and EMCO to each other, but that the Letter of Intent shall continue in full force and effect in so far as it relates to the rights of Grandview and EMCO on the one hand and 1544230 Ontario Inc. on the other hand.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

EMCO CORPORATION SA]

Per: ______________________
Name:
Title:

GRANDVIEW GOLD INC.

Per: ______________________
Name:
Title:

Schedule "A"

Property Description

AS PER ATTACHED "APPENDIX A"

PTS

XL.

910368.3

APPENDIX A

DOME PROPERTY (Bonanza)

Claim Number	Number of Units	Expiry Date
1244685	1	October 17, 2009
1244578	2	July 15, 2009
1244614	3	July 29, 2010
1244616	1	July 29. 2009
1244576	3	June 07, 2009
1244596	2	June 07, 2009
1244600	2	July 03, 2009
1244621	1	July 29, 2009
1244609	1	July 15, 2009
1244599	1	June 07, 2009

A.C. PTB

P.L.

Schedule "B"
Underlying Agreement

AS PER ATTACHED DOCUMENTS.

PTS

V.C.

GRANDVIEW GOLD Inc.

January 26, 2006

Mr. Frank Carrano.
President
EMCO Corp.
404-999 Canada Place
Suite 404
Vancouver, B.C.
V6C 3E2

Re: Letter of Intent – Bonanza Property Option

Dear Mr. Carrano:

Grandview Gold Inc. wishes to option the "Bonanza Property" from EMCO Corp. The "Bonanza Property" is located in Dome Township, Red Lake District, and consists of twelve staked and two patented claims.

To earn a 60% interest in the property, Grandview Gold inc. will;

(i) Incur a minimum of $250,000 in exploration expenditures on the property prior to June 1, 2006, subject to suitable ice conditions; and

(ii) Convey an aggregate of 90,000 shares; 30,000 shares, subject to 8-month hold; 30,000 shares, subject to 20 month hold; 30,000 shares, subject to 32 month hold period and 200,000 warrants of Grandview at $1.75 subject to a 36 month expiry.

(iii) Pay remaining option payments to Perry English ($140,000 CAD)

Once Grandview Gold Inc. has met these commitments, a joint venture between Grandview Gold Inc. and EMCO Corp. will be entered into, terms of which will be included as part of the formal option and joint venture agreements which the parties agree to complete within the next 120 days. Standard dilution would apply. If a party is diluted to less then a 10% participating interest, there interest would become a 10% NPI, which could be purchased for $2,000,000 CAD.

This letter of intent is subject to final due diligence of technical data, agreements and land tenure for the "Bonanza Property" as well as Grandview Gold Inc. board approval and required regulatory approval.

Please signify your acceptance of the above terms by signing the copy below and returning it to Grandview Gold Inc.

If unsigned prior to January 31, 2006, this offer will expire on February 20, 2006.

Sincerely,

Ray Pecoskie
President and CEO
Grandview Gold Inc.

Frank Carrano
President
EMCO Corp.

RP/st

EMCO Corp SA

RE: Agreement on Dome Property (claim numbers as per Schedule A) between:

1544230 Ontario Inc.
Box 414, Souris, Manitoba, R0K 2C0
As Seller

And

EMCO Corporation SA
Panama City, Panama
As Buyer

Length of Agreement: Three Years

Terms:

Interest: Buy a 100% interest in property (subject to underlying N.S.R. royalty of 1 ½ percent, of which may be bought out for $1,000,000 for 50% of the N.S.R.)

Payments: $160,000 payable to Seller as follows:

- $14,000 on signing of the agreement
- $16,000 on first anniversary
- $60,000 on second anniversary
- $70,000 on third anniversary

Shares: 3,000,000 shares of Equitable Life Investments (Symbol: EQLFF) with a four month trading hold

It is further agreed that if any note is not cured within 60 days of due date, all notes remaining become due and payable. If not paid within 30 days thereafter, the claim reverts back to the Seller.

The claims will remain in trust until all payments have been made.

Perry English
1544230 Ontario Inc.

F. Carrano, President
EMCO Corp SA

12-24-06 - 1,000,000 Share Eq from Vince to Perry P.E.

[redacted]

APPENDIX A

DOME PROPERTY (Bonanza)

Claim Number	Number of Units	Expiry Date
1244685	1	October 17, 2009
1244578	2	July 15, 2009
1244614	3	July 29, 2010
1244616	1	July 29. 2009
1244576	3	June 07, 2009
1244596	2	June 07, 2009
1244600	2	July 03, 2009
1244621	1	July 29, 2009
1244609	1	July 15, 2009
1244599	1	June 07, 2009

P.L.

KG

KG, PB

GRANDVIEW GOLD Inc.

January 26, 2006

Mr. Frank Carrano,
President
EMCO Corp.
404-999 Canada Place
Suite 404
Vancouver, B.C.
V6C 3E2

Re: Letter of Intent – Bonanza Property Option

Dear Mr. Carrano:

Grandview Gold Inc. wishes to option the "Bonanza Property" from EMCO Corp. The "Bonanza Property" is located in Dome Township, Red Lake District, and consists of twelve staked and two patented claims.

To earn a 60% interest in the property, Grandview Gold Inc. will:

(i) Incur a minimum of $250,000 in exploration expenditures on the property prior to June 1, 2006, subject to suitable ice conditions, and

(ii) Convey an aggregate of 90,000 shares: 30,000 shares, subject to 8-month hold; 30,000 shares, subject to 20 month hold; 30,000 shares, subject to 32 month hold period and 200,000 warrants of Grandview at $1.75 subject to a 36 month expiry.

(iii) Pay remaining option payments to Perry English ($140,000 CAD)

Once Grandview Gold Inc. has met these commitments, a joint venture between Grandview Gold Inc. and EMCO Corp will be entered into, terms of which will be included as part of the formal option and joint venture agreements which the parties agree to complete within the next 120 days. Standard dilution would apply. If a party is diluted to less then a 10% participating interest, there interest would become a 10% NPI, which could be purchased for $2,000,000 CAD.

This letter of intent is subject to final due diligence of technical data, agreements and land tenure for the "Bonanza Property" as well as Grandview Gold Inc. board approval and required regulatory approval.

Please signify your acceptance of the above terms by signing the copy below and returning it to Grandview Gold Inc.

If assigned prior to January 31, 2006, this offer will expire on February 20, 2006

Sincerely,

Ray Pecoskie
President and CEO
Grandview Gold Inc.

RP/st

Frank Carrano
President
EMCO Corp

Grandview Gold Inc. • 360 Bay Street • Suite 500 • Toronto • On • M5H 2V6
P: 416 486-3444 • TF: 800-736-9532 • www.grandviewgold.com